S

17008758

ANNUAL AUDITED REPORT

| OMB APPROVAL | |
|---|---|
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| Expires: | May 31, 2017 |
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SEC Processing Section
MAR - 1 2017
Washington DC
414

# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37928 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grand Financial INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Grand Financial, Inc. 15303 Dallas Parkway, Suite 1010
(No. and Street)

| Addison, | TX | 75001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Claudia K. Young, 972-788-2080
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

| 8750 N. Central Expressway, Suite 300 | Dallas | TX | 75231 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, James L. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

President
Title

[signature]
Notary Public

LARIANN B. HINTON
Notary Public
State of Texas
Comm. Expires 06/11/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GRAND FINANCIAL, INC.

Table of Contents

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Grand Financial, Inc.

We have audited the accompanying statement of financial condition of Grand Financial, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Financial, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Grand Financial, Inc.'s financial statements. The information in Schedule I is the responsibility of Grand Financial, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2017

# GRAND FINANCIAL, INC.
## Statement of Financial Condition
## December 31, 2016

### ASSETS

| | | |
|---|---|---|
| Assets: | | |
| Cash | $ | 52,438 |
| Accounts receivable - other | | 16,712 |
| Prepaid Commissions | | 17,294 |
| Total Assets | $ | 86,444 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 28,318 |
| Other accrued liabilities | | 12,557 |
| Total liabilities | | 40,875 |
| Stockholder's equity: | | |
| Common stock, 100,000 shares authorized with $1 par value, 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 1,743,023 |
| Retained earnings (deficit) | | (1,698,454) |
| Total stockholder's equity | | 45,569 |
| Total Liabilities and Stockholder's Equity | $ | 86,444 |

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.

Statement of Income (Loss)

For The Year Ended December 31, 2016

| | |
|---|---|
| Revenues: | |
| Brokerage fees | $ 367,193 |
| | 367,193 |
| Total Sales Revenue | |
| Expenses: | |
| Commissions | 407,007 |
| Salaries | 85,043 |
| Payroll taxes | 35,506 |
| Outside Services | 1,023 |
| Operating expense | 193,080 |
| Taxes - Other | 1,640 |
| Filing fees | 31,750 |
| Other expenses | 291 |
| Professional fees | 24,177 |
| Total expenses | 779,517 |
| Net Income (Loss) | $ (412,324) |

The accompanying notes are an integral part of these financial statements.

## GRAND FINANCIAL, INC.
## Statement of Changes in Stockholder's Equity
## For the Year Ended December 31, 2016

| | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balances at December 31, 2015 | $ 1,000 | $ 1,504,819 | $ (1,286,130) | $ 219,689 |
| Contributions | -- | 238,204 | -- | 238,204 |
| Net income (loss) | -- | -- | (412,324) | (412,324) |
| Balances at December 31, 2016 | $ 1,000 | $ 1,743,023 | $ (1,698,454) | $ 45,569 |

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.

Statement of Cash Flows

For the Year Ended December 31 ,2016

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income (loss) | $ | (412,324) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| Changes in assets and liabilities: | | |
| (Increase) decrease in accounts receivable - other | | 28,296 |
| (Increase) decrease in prepaid commissions | | (15,686) |
| Increase (decrease) in accounts payable | | (65,032) |
| Increase (decrease) in other accrued liabilities | | 11,525 |
| Net cash provided (used) by operating activities | | (453,221) |
| Cash flows from investing activities | | |
| Net cash provided (used) by investing activities | | -- |
| Cash flows from financing activities | | |
| Capital contributions | | 238,204 |
| Net cash provided (used) by financing activities | | 238,204 |
| Net increase (decrease) in cash | | (215,017) |
| Cash at beginning of year | | 267,455 |
| Cash at end of year | $ | 52,438 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Significant Accounting Policies

**Nature of Business**

Grand Financial, Inc. (The "Company"), was incorporated on April 16, 1987 and deals in brokerage of oil and gas private placements for an affiliated company ("Grand Energy, Inc."). The Company is registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Addison, Texas.

**Revenue Recognition**

Brokerage fees and related expenses are recorded in the period in which earned.

**Income Taxes**

Management has evaluated income tax positions taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements and also has evaluated the need for disclosure with respect to income tax positions taken that are not certain to be realized.

The Company and its shareholder have elected treatment under provisions of Subchapter S of the Internal Revenue Code; therefore, taxable income or loss from corporate operations is allocated to the shareholder. Accordingly, no provision has been made for federal income taxes in the financial statements at December 31, 2016. Any potential interest and penalty, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are subject to examination by taxing authorities over various statues of limitations generally three to five years from the date of filing.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company is related through common ownership to Grand Energy, Inc., a Texas corporation. Grand Energy, Inc. has agreed to pay certain operating expenses such as overhead and licensing on behalf of the Company. Pursuant to regulatory pronouncements, the Company has calculated its allocable amount of these expenses and has included such amounts in the financial statements. For the year ended December 31, 2016, these expenses totaled $193,080 and are reported as operating expenses.

For the year ended December 31, 2016, the Company earned commissions of $261,173, and Placement Agent Fees of $106,020 for marketing oil and gas investments for Grand Energy, Inc.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of approximately $11,563 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.53 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Credit Risk

At December 31, 2016, and at various times throughout the year, the Company may have had cash balances in excess of Federally insured limits.

Note 5 - Liquidity/Contingencies

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions from its shareholder as necessary. During 2016, the Company received capital contributions of $238,204 from its shareholder.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2016

Schedule I

## GRAND FINANCIAL, INC.
## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## As of December 31, 2016

### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | $ | 45,569 |
| Add: | | |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 45,569 |
| Deductions and/or charges | | 34,006 |
| Net capital before haircuts on securities positions | | 11,563 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)) | | - |
| Net capital | $ | 11,563 |

### AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Commissions payable | $ | - |
| Other accrued liabilities | | 40,875 |
| Total aggregate indebtedness | $ | 40,875 |

Schedule I (continued)

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ | 2,725 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 5,000 |
| Net capital in excess of required minimum | $ | 6,563 |
| Net capital less the greater of 10% of total aggregate indebtedness or 120% of required minimum | $ | 5,563 |
| Ratio: Aggregate indebtedness to net capital | | 3.53 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Grand Financial, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Grand Financial, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provision") under which Grand Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Grand Financial, Inc. stated that Grand Financial, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Grand Financial, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grand Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February27, 2017

**GRAND FINANCIAL, INC.**
15303 Dallas Parkway
Suite 1010
Addison, Texas 75001
972/788-2080

MEMBER NASD MEMBER SIPC

February 8, 2017

GRAND FINANCIAL, INC. EXEMPTION REPORT

Grand Financial, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R.} 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.{ {240.15c3-3 under the following provisions of 17 C.F.R. {240.15c3-3(k):[(2)(i)]
(2) The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)[(2)(i)] throughout the most recent period of January 1, 2016 to December 31, 2016 without exception.

I, James L. Harris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President

February 8, 2017

# GRAND FINANCIAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016